Investor Update



Fiscal 1Q17 | 8-1-2017

www.sprint.com/investors

TABLE
of contents

3   Highlights

4   Customer Metrics

8   Activations

10   Network

11   Financials

17   Liquidity

18   Outlook

19   Results Tables

Net Income

FIRST time in three years

Adjusted EBITDA*

HIGHEST in nearly 10 years


GROWING REVENUE
REDUCING EXPENSES

Adjusted Free Cash Flow*

POSITIVE in 6 of last 7 quarters

Net Additions
consecutive quarters of growth

Postpaid Phone
8


Prepaid
2

Investing in our
NETWORK
to improve the user experience

Message from the CEO



"Sprint reached an important milestone this quarter by returning to profitability for the first time in three years. This represents the progress of a turnaround journey that has delivered improvements in postpaid phone and prepaid customer growth, a return to top-line growth, and a significantly transformed cost structure.

Marcelo Claure

Total
Connections



Net Additions - In Thousands   End of Period - In Millions

The company had **61,000 net additions** in the current quarter compared with 602,000 in the year-ago period and 368,000 net additions in the prior quarter.

Sprint ended the quarter with nearly **53.7 million connections**, including 31.5 million postpaid, 8.7 million prepaid, and 13.5 million wholesale and affiliate connections.

The company is no longer reporting Lifeline connections in its customer base due to recent regulatory changes resulting in tighter restrictions on the program. At the end of the fourth fiscal quarter of 2016, 6.1 million connections were removed from the base, including 3.3 million Assurance customers in the prepaid base and 2.8 million connections in the wholesale and affiliate base. Historical periods have been restated to reflect this change, including the reclassification of Assurance revenue from prepaid service revenue to wholesale, affiliate and other revenue.

Postpaid net losses were 39,000 during the quarter compared to net additions of 180,000 in the year-ago period and net losses of 118,000 in the prior quarter. The year-over-year decline was primarily impacted by higher tablet net losses, while the sequential increase was primarily driven by lower phone churn.

Postpaid Net Additions (Losses)
In Thousands



Postpaid Total Churn and Postpaid Phone Churn



—○— Postpaid Phone Churn   —○— Postpaid Total Churn

Postpaid phone churn of 1.50 percent compared to 1.39 percent in the year-ago period and 1.58 percent in the prior quarter.

Postpaid total churn of 1.65 percent for the quarter compared to 1.56 percent in the year-ago period and 1.75 percent in the prior quarter.

In the quarter, the company enhanced subscriber reporting to better align certain early-life gross additions and deactivations. This enhancement had no impact to net additions, but did result in reporting lower gross additions and lower deactivations in the quarter. Without this enhancement, postpaid phone churn in the quarter would have been 1.58 percent, and postpaid total churn in the quarter would have been 1.73 percent.

Postpaid phone net additions of 88,000 compared to net additions of 173,000 in the year-ago period and 42,000 in the prior quarter. The year-over-year decrease was driven by higher phone churn and partially offset by higher gross additions, while the sequential improvement was mostly driven by lower churn. The company ended the quarter with 26.2 million phone connections.

Postpaid Phone Net Additions
In Thousands



Tablet and other device net losses of 127,000 in the quarter compared to net additions of 7,000 in the year-ago period and net losses of 160,000 in the prior quarter. The current quarter included 171,000 tablet net losses, compared to 31,000 in the year-ago period and 170,000 in the prior quarter. The year-over-year increase in tablet net losses was due to lower gross additions and higher churn, as the company continues to focus on growing phone connections.

Postpaid Connections
In Millions

■ Phones   ■ Tablets and Other Devices



Average postpaid connections per account of 2.78 at quarter end compared to 2.73 in the year-ago period and 2.77 in the prior quarter. The growth has been driven by higher phones per account, partially offset by recent tablet pressure.



Average Postpaid Connections per Account

1QFY16	2QFY16	3QFY16	4QFY16	1QFY17
2.73	2.74	2.75	2.77	2.78

Prepaid net additions of 35,000 during the quarter compared to net losses of 306,000 in the year-ago period and net additions of 195,000 in the prior quarter. Year-over-year improvements were driven by strong performance in the Boost brand, as well as by fewer net losses within the Virgin brand. Sequentially, the decrease was mostly driven by seasonally lower Boost gross additions.

Prepaid churn was 4.57 percent compared to 5.39 percent for the year-ago period and 4.69 percent for the prior quarter. While churn was relatively flat sequentially, the year-over-year improvement was due to lower churn in both the Boost and Virgin brands.

Wholesale & affiliate net additions were 65,000 in the quarter compared to 728,000 in the year-ago period and net additions of 291,000 in the prior quarter. The year-over-year and sequential declines were impacted by lower connected device net additions, which generally have a lower ARPU than other wholesale & affiliate customers.

Activations

Retail activations were more than 6.0 million during the quarter compared to 5.9 million in the year-ago period and 6.0 million in the prior quarter. Year-over-year, higher postpaid upgrades were offset by lower prepaid gross additions. Sequentially, higher postpaid upgrades were offset by seasonally lower prepaid gross additions.



Retail Activations
In Millions



Postpaid Carrier Aggregation Capable Phones as a Percentage of Phone Connections

Postpaid carrier aggregation capable phones, which allow for higher download data speeds, were 81 percent of postpaid phones activated during the quarter, increasing the number of these phones within the phone base to 60 percent.

Postpaid phone connections on unsubsidized service plans represented 76 percent of the base at the end of the quarter, compared to 64 percent in the year-ago period and 74 percent in the prior quarter.

Postpaid Phone Connections on Unsubsidized Service Plans



Postpaid Device Financing



Postpaid device financing rate was 85 percent of postpaid activations for the quarter compared to 69 percent for the year-ago period and 82 percent in the prior quarter. At the end of the quarter, 39 percent of the postpaid connection base was active on a leasing agreement compared to 36 percent in the year-ago quarter and 38 percent in the prior quarter.

Postpaid phone financing rate was 89 percent of phone activations for the quarter compared to 75 percent for the year-ago period and 86 percent in the prior quarter.

Postpaid upgrade rate was 6.8 percent during the quarter compared to 5.4 percent for the year-ago period and 6.1 percent for the prior quarter. Both the year-over-year and sequential increases were driven by a higher percent of the base being eligible to upgrade.







National Average Download Speed Change



Sprint's analysis of Ookla's Speedtest Intelligence data from January 2017 to June 2017 for All Mobile Results.

Sprint is unlocking the value of the largest spectrum holdings in the U.S. by densifying and optimizing its network. The company has already deployed thousands of small cell solutions, including the recently announced Sprint Magic Box, the world's first all-wireless small cell.

Network performance improvements have been validated by numerous third-party sources:

- RootMetrics® awarded Sprint more than 25 percent more first-place (outright or shared) Metropolitan area RootScore® Awards (from 166 to 211) for reliability, speed, data, call, text or overall network performance in the first half of 2017 compared to the year-ago testing period. [1]

- Sprint's overall network reliability continues to perform within 1 percent of Verizon and AT&T, based on an analysis of Nielsen data. [2]

- Sprint's average download speeds have increased 20 percent in the last six months, according to Ookla's Speedtest Intelligence data for all results from January through June 2017.

[1] Rankings based on RootMetrics Metro RootScore Reports from 1H 2016 and 1H 2017 for mobile performance as tested on best available plans and devices on four mobile networks across all available network types. Your experiences may vary. The RootMetrics award is not an endorsement of Sprint. Visit www.rootmetrics.com for more details.

[2] Average network reliability (voice & data) based on Sprint's analysis of latest Nielsen drive test data in the top 106 metro markets.



Net Operating Revenues
Dollars In Billions

1QFY16	2QFY16	3QFY16	4QFY16	1QFY17
$8.0	$8.2	$8.5	$8.5	$8.2

Net operating revenues of $8.2 billion for the quarter increased $145 million year-over-year and declined $382 million sequentially. The year-over-year growth was mostly driven by higher equipment revenue, partially offset by lower wireless and wireline service revenue. Sequentially, the decrease was driven by lower equipment revenue.

Wireless service revenue of $5.7 billion declined $377 million year-over-year and declined $20 million sequentially. Approximately half of the year-over-year decrease was driven by changes to the company's device insurance program, which were accretive to Adjusted EBITDA* but resulted in lower insurance revenue as the program revenue is accounted for and presented on a net basis. Additionally, the year-over-year reduction was impacted by lower postpaid phone ARPU, as customers continued to migrate to rate plans offered in conjunction with device financing, partially offset by growth in the postpaid phone customer base.

Equipment revenue of $2.1 billion increased $590 million year-over-year and declined $337 million sequentially. The year-over-year growth was mostly driven by more sales of used devices to third parties and higher lease revenue. Sales of used devices to third parties, which have a corresponding impact to cost of products expense and are relatively neutral to Adjusted EBITDA*, were approximately $350 million in the quarter. Sequentially, the decline was mostly driven by a lower mix of installment billing sales, which recognize more revenue at the point of sale relative to leasing sales, and partially offset by higher lease revenue.

Wireline revenues of $433 million for the quarter declined $112 million year-over-year and $47 million sequentially. The year-over-year and sequential declines were driven by lower voice volumes, as the company continues to de-emphasize certain voice services, and the annual intercompany rate reduction based on current market prices for voice and IP services sold to the wireless segment.

Postpaid Phone Average Billings Per User (ABPU)* of $69.51 for the quarter decreased 4 percent year-over-year and increased 1 percent sequentially. The year-over-year decline was almost entirely due to lower insurance revenue resulting from the change in the company's device insurance program, which was accretive to Adjusted EBITDA*. Normalizing for this change, ABPU was relatively flat year-over-year.



Postpaid Phone Average Billings Per User (ABPU)*

- Service
- Equipment

Normalized

1QFY16	2QFY16	3QFY16	4QFY16	1QFY17
$72.17	$71.69	$71.77	$68.66	$69.51



Postpaid Average Billings Per Account (ABPA)*

- Service
- Equipment

Normalized

1QFY16	2QFY16	3QFY16	4QFY16	1QFY17
$170.56	$170.29	$171.28	$165.92	$168.95

Postpaid Average Billings Per Account (ABPA)* of $168.95 for the quarter decreased 1 percent year-over-year and increased 2 percent sequentially. The year-over-year decline was primarily driven by lower insurance revenue resulting from the change in the company's device insurance program. Normalizing for this change, ABPA would have increased 2 percent year-over-year.

Increased
2%
Year-Over-Year^

^Normalized for device insurance program change

Prepaid Average Revenue Per User (ARPU) of $38.24 for the quarter increased 16 percent year-over-year and decreased 1 percent sequentially. The year-over-year increase was primarily driven by a change in the company's churn rules resulting in the removal of low-engagement customers from the base in the third fiscal quarter of 2016.

Cost of services (CoS) of $1.7 billion for the quarter decreased $390 million year-over-year and $27 million sequentially. The year-over-year decrease was impacted by changes to the company's device insurance program, as the program revenue is accounted for and reported on a net basis and related expenses are no longer incurred by Sprint. The year-over-year decrease was also driven by lower network labor expenses, lower wireline expenses, and lower roaming expenses including the termination of our wholesale arrangement with nTelos.

Cost of Services
Dollars In Billions



Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $1.9 billion for the quarter increased by $21 million year-over-year and decreased $64 million sequentially. The year-over-year increase was mostly driven by higher marketing expenses, partially offset by lower customer care costs. Sequentially, the decrease was primarily driven by lower bad debt expense related to a decrease in installment billing sales, as more bad debt expense is recognized at the time of activation under installment billing relative to the leasing model.

Cost of products of $1.5 billion for the quarter increased $126 million year-over-year and decreased $435 million sequentially. The year-over-year increase was driven by more sales of used devices to third parties, partially offset by the elimination of lease payments associated with the first sale-leaseback transaction with Mobile Leasing Solutions, LLC. Sales of used devices to third parties, which have a corresponding impact to equipment revenue and are relatively neutral to Adjusted EBITDA*, were approximately $350 million in the quarter. Sequentially, the decrease was primarily driven by a lower mix of installment billing sales.

Cost of Products
Dollars In Billions





Depreciation and amortization expense of $2.1 billion for the quarter increased $87 million year-over-year and decreased $56 million sequentially. Leased device depreciation was $854 million in the quarter, $644 million in the year-ago period, and $911 million in the prior quarter.

Other, net in the current quarter represented a net gain of $252 million, primarily resulting from a pre-tax non-cash gain of $479 million related to spectrum swap exchanges with other carriers, as well as a $55 million reduction of legal reserves related to favorable developments in pending legal proceedings, and was partially offset by a $181 million loss from asset dispositions and $112 million related to loss on leased devices, with only the loss on leased devices impacting Adjusted EBITDA*.

Operating income of $1.2 billion compared to $361 million in the year-ago period and $470 million in the prior quarter. The current quarter included a pre-tax non-recurring net gain of $364 million primarily related to spectrum swap exchanges with other carriers, a reduction of legal reserves related to favorable developments in pending legal proceedings, and asset dispositions. The year-ago period included $113 million of non-recurring contract termination charges related to an arrangement with nTelos, while the previous quarter included $100 million of severance and exit costs, litigation settlements, and contract terminations.

Operating Income
Dollars In Billions



Net income of $206 million for the quarter compared to a net loss of $302 million in the year-ago period and a net loss of $283 million in the prior quarter. Excluding the after-tax benefit of non-recurring items in the quarter, Sprint would have reported net income of more than $150 million.

Adjusted EBITDA*
Dollars In Billions



Adjusted EBITDA* was $2.9 billion for the quarter, compared to $2.5 billion in the year-ago period and $2.7 billion in the prior quarter. The year-over-year improvement was primarily due to lower cost of services expenses and higher operating revenues, partially offset by higher cost of products expenses. The sequential increase was driven by lower cost of products expenses that were partially offset by lower equipment revenue.

Adjusted Free Cash Flow *
Dollars In Millions



Cash provided by operating activities of $1.3 billion for the quarter compared to $542 million in the year-ago period and $1.3 billion in the prior quarter. Year-over-year, the increase was driven by improvements in Adjusted EBITDA* along with favorable working capital changes, while sequentially improvements in Adjusted EBITDA* were offset by unfavorable working capital changes.

Adjusted free cash flow* of $239 million for the quarter compared to $466 million in the year-ago period and $80 million in the prior quarter. The year-over-year decrease was driven by higher network capital expenditures and lower net proceeds of financings related to devices and receivables, partially offset by higher cash provided by operating activities. Sequentially, an increase in net proceeds of financings related to devices and receivables was partially offset by higher network capital expenditures.

Cash capital expenditures were $1.6 billion in the quarter compared to $878 million in the year-ago period and $924 million in the prior quarter. The year-over-year and sequential increases were driven by higher network capital expenditures. Capital expenditures for leased devices were $497 million in the current quarter compared to $405 million in the year-ago period and $395 million in the prior quarter.



Liquidity and Debt
Dollars In Billions

$8.7 of General Purpose Liquidity

$ 9.6

| 0.9 |
| 1.8 |
| 6.8 |

$ 5.1

| 1.8 |
| 0.8 |
| 2.2 |

Liquidity as of 06/30/17

Current Maturities **

- Cash, Cash Equiv, Short-Term Investments
- Vendor Financing
- Network Equipment Financing
- Revolver
- Note Maturities
- Receivables/Device Financing
- Other

** Includes maturities due through June 2018

Total general purpose liquidity was $8.7 billion at the end of the quarter, including $6.8 billion of cash, cash equivalents and short-term investments. Additionally, the company has approximately $900 million of availability under vendor financing agreements that can be used toward the purchase of 2.5GHz network equipment.

Sprint continued to execute its financing strategy of diversifying its funding sources, lowering its cost of capital, and reducing its future cash interest expenses. During the quarter, the company repaid $1.2 billion of 9 percent Guaranteed Notes due 2018 and $388 million of 8.375 percent Notes due 2017. In addition, the company also retired nearly $300 million associated with its Network LeaseCo and Mobile Leasing Solution facilities.



FISCAL YEAR
2017
Guidance



Adjusted EBITDA*

$10.8 billion to
$11.2 billion



Operating Income

$2.1 billion to
$2.5 billion



Cash Capex

$3.5 billion to
$4 billion

excluding devices
leased through
indirect channels

Wireless Operating Statistics (Unaudited)

	Quarter To Date		
	6/30/17	3/31/17	6/30/16
Net additions (losses) (in thousands)			
Postpaid	(39)	(118)	180
Postpaid phone	88	42	173
Prepaid [f]	35	195	(306)
Wholesale and affiliate [f]	65	291	728
Total wireless net additions	**61**	**368**	**602**
End of period connections (in thousands)			
Postpaid [d]	31,518	31,576	30,945
Postpaid phone [d]	26,153	26,079	25,322
Prepaid [d] [e] [f]	8,719	8,688	10,636
Wholesale and affiliate [d] [e] [f]	13,461	13,375	11,782
Total end of period connections	**53,698**	**53,639**	**53,363**
Churn [g]			
Postpaid	1.65%	1.75%	1.56%
Postpaid phone	1.50%	1.58%	1.39%
Prepaid [e]	4.57%	4.69%	5.39%
Supplemental data - connected devices			
End of period connections (in thousands)			
Retail postpaid	2,091	2,001	1,822
Wholesale and affiliate	11,100	10,880	9,244
Total	**13,191**	**12,881**	**11,066**
ARPU [a]			
Postpaid	$ 47.30	$ 47.34	$ 51.54
Postpaid phone	$ 53.92	$ 54.10	$ 59.20
Prepaid [e]	$ 38.24	$ 38.48	$ 33.00

NON-GAAP RECONCILIATION - ABPA* AND ABPU* (Unaudited)

(Millions, except accounts, connections, ABPA, and ABPU*)*

	Quarter To Date		
	6/30/17	3/31/17	6/30/16
ABPA*			
Postpaid service revenue	$ 4,466	$ 4,493	$ 4,778
Add: Installment plan billings	368	343	264
Add: Lease revenue	899	842	755
Total for postpaid connections	**$ 5,733**	**$ 5,678**	**$ 5,797**
Average postpaid accounts (in thousands)	11,312	11,405	11,329
Postpaid ABPA* [b]	$ 168.95	$ 165.92	$ 170.56

	Quarter To Date		
	6/30/17	3/31/17	6/30/16
Postpaid phone ABPU*			
Postpaid phone service revenue	$ 4,214	$ 4,228	$ 4,489
Add: Installment plan billings	332	309	243
Add: Lease revenue	887	829	741
Total for postpaid phone connections	**$ 5,433**	**$ 5,366**	**$ 5,473**
Postpaid average phone connections (in thousands)	26,052	26,053	25,275
Postpaid phone ABPU* [c]	$ 69.51	$ 68.66	$ 72.17

[a] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

[b] Postpaid ABPA* is calculated by dividing service revenue earned from connections plus installment plan billings and lease revenue by the sum of the monthly average number of accounts during the period.

[c] Postpaid phone ABPU* is calculated by dividing postpaid phone service revenue earned from postpaid phone connections plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid phone connections during the period.

[d] As part of the Shentel transaction, 186,000 and 92,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates. An additional 270,000 of nTelos' subscribers are now part of our affiliate relationship with Shentel and were reported in wholesale and affiliate subscribers beginning with the quarter ended June 30, 2016. In addition, during the three-month period ended June 30, 2017, 17,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates as a result of a the transfer of additional subscribers to Shentel.

[e] During the three-month period ended June 30, 2017, 2,000 Wi-Fi connections were adjusted from the postpaid subscriber base.

[f] Sprint is no longer reporting Lifeline subscribers due to recent regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale MVNO's.

[g] In the quarter ended June 30, 2017, the Company enhanced subscriber reporting to better align certain early-life gross activations and deactivations. This enhancement had no impact to net additions, but did result in reporting lower gross additions and lower deactivations in the quarter. Without this enhancement, total postpaid churn in the quarter would have been 1.73 percent versus 1.65 percent.

Wireless Device Financing Summary (Unaudited)

(Millions, except sales, connections, and leased devices in property, plant and equipment)

	Quarter To Date					
		6/30/17		3/31/17		6/30/16
Postpaid activations (in thousands)		3,668		3,471		3,268
Postpaid activations financed		85%		82%		69%
Postpaid activations - leases		55%		42%		44%
Installment plans						
Installment sales financed	$	553	$	696	$	407
Installment billings	$	368	$	343	$	264
Installment receivables, net	$	1,792	$	1,764	$	-
Leasing revenue and depreciation						
Lease revenue	$	899	$	842	$	755
Lease depreciation	$	854	$	911	$	644
Leased device additions						
Cash paid for capital expenditures - leased devices	$	497	$	395	$	405
Transfers from inventory - leased devices	$	850	$	639	$	541
Leased devices						
Leased devices in property, plant and equipment, net	$	4,336	$	4,162	$	3,766
Leased device units						
Leased devices in property, plant and equipment (units in thousands)		12,223		11,888		8,600
Leased device and receivables financings net proceeds						
Proceeds	$	765	$	100	$	1,055
Repayments		(273)		(414)		(240)
Net proceeds (repayments) of financings related to devices and receivables	$	492	$	(314)	$	815

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

			Quarter To Date			
		6/30/17		3/31/17		6/30/16
Net operating revenues						
Service revenue	$	6,071	$	6,116	$	6,516
Equipment revenue		2,086		2,423		1,496
Total net operating revenues		**8,157**		**8,539**		**8,012**
Net operating expenses						
Cost of services (exclusive of depreciation and amortization below)		1,709		1,736		2,099
Cost of products (exclusive of depreciation and amortization below)		1,545		1,980		1,419
Selling, general and administrative		1,938		2,002		1,917
Depreciation - network and other		977		960		1,036
Depreciation - leased devices		854		911		644
Amortization		223		239		287
Other, net		(252)		241		249
Total net operating expenses		6,994		8,069		7,651
Operating income		**1,163**		**470**		**361**
Interest expense		(613)		(631)		(615)
Other (expense) income, net		(52)		27		8
Income (loss) before income taxes		**498**		**(134)**		**(246)**
Income tax expense		(292)		(149)		(56)
Net income (loss)	$	**206**	$	**(283)**	$	**(302)**
Basic net income (loss) per common share	$	**0.05**	$	**(0.07)**	$	**(0.08)**
Diluted net income (loss) per common share	$	**0.05**	$	**(0.07)**	$	**(0.08)**
Weighted average common shares outstanding		3,993		3,988		3,975
Diluted weighted average common shares outstanding		4,076		3,988		3,975
Effective tax rate		**58.6%**		**-111.2%**		**-22.8%**

NON-GAAP RECONCILIATION - NET INCOME (LOSS) TO ADJUSTED EBITDA* (Unaudited)

(Millions)

			Quarter To Date			
		6/30/17		3/31/17		6/30/16
Net income (loss)	$	**206**	$	**(283)**	$	**(302)**
Income tax expense		292		149		56
Income (loss) before income taxes		**498**		**(134)**		**(246)**
Other expense (income), net		52		(27)		(8)
Interest expense		613		631		615
Operating income		**1,163**		**470**		**361**
Depreciation - network and other		977		960		1,036
Depreciation - leased devices		854		911		644
Amortization		223		239		287
EBITDA* [1]		**3,217**		**2,580**		**2,328**
Gain from asset dispositions, exchanges, and other, net [2]		(304)		-		-
Severance and exit costs [3]		-		36		16
Contract terminations [4]		(5)		27		113
Litigation and other contingencies [5]		(55)		37		-
Adjusted EBITDA* [1]	$	**2,853**	$	**2,680**	$	**2,457**
Adjusted EBITDA margin*		**47.0%**		**43.8%**		**37.7%**
Selected items:						
Cash paid for capital expenditures - network and other	$	1,121	$	529	$	473
Cash paid for capital expenditures - leased devices	$	497	$	395	$	405

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date		
	6/30/17	3/31/17	6/30/16
Net operating revenues			
Service revenue			
Postpaid	$ 4,466 $	4,493 $	4,778
Prepaid [6]	999	982	1,074
Wholesale, affiliate and other [6]	259	269	249
Total service revenue	5,724	5,744	6,101
Equipment revenue	2,086	2,423	1,496
Total net operating revenues	**7,810**	**8,167**	**7,597**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,412	1,448	1,784
Cost of products (exclusive of depreciation and amortization below)	1,545	1,980	1,419
Selling, general and administrative	1,875	1,944	1,834
Depreciation - network and other	925	911	985
Depreciation - leased devices	854	911	644
Amortization	223	239	287
Other, net	(202)	232	249
Total net operating expenses	6,632	7,665	7,202
Operating income	**$ 1,178 $**	**502 $**	**395**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date		
	6/30/17	3/31/17	6/30/16
Operating income	**$ 1,178 $**	**502 $**	**395**
Gain from asset dispositions, exchanges, and other, net [2]	(304)	-	-
Severance and exit costs [3]	(5)	27	16
Contract terminations [4]	(5)	27	113
Litigation and other contingencies [5]	-	37	-
Depreciation - network and other	925	911	985
Depreciation - leased devices	854	911	644
Amortization	223	239	287
Adjusted EBITDA* [1]	**$ 2,866 $**	**2,654 $**	**2,440**
Adjusted EBITDA margin*	**50.1%**	**46.2%**	**40.0%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 938 $	468 $	376
Cash paid for capital expenditures - leased devices	$ 497 $	395 $	405

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

		Quarter To Date				
		6/30/17		3/31/17		6/30/16
Net operating revenues						
Voice	$	124	$	143	$	181
Data		34		39		43
Internet		255		276		302
Other		20		22		19
Total net operating revenues		**433**		**480**		**545**
Net operating expenses						
Cost of services (exclusive of depreciation and amortization below)		387		402		448
Selling, general and administrative		57		49		78
Depreciation and amortization		51		47		49
Other, net		5		8		-
Total net operating expenses		500		506		575
Operating loss	$	**(67)**	$	**(26)**	$	**(30)**

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

		Quarter To Date				
		6/30/17		3/31/17		6/30/16
Operating loss	$	**(67)**	$	**(26)**	$	**(30)**
Severance and exit costs [3]		5		8		-
Depreciation and amortization		51		47		49
Adjusted EBITDA*	$	**(11)**	$	**29**	$	**19**
Adjusted EBITDA margin*		**-2.5%**		**6.0%**		**3.5%**
Selected items:						
Cash paid for capital expenditures - network and other	$	62	$	19	$	20

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)**
(Millions)

	Quarter to Date		
	6/30/17	3/31/17	6/30/16
Operating activities			
Net income (loss)	$ 206	$ (283)	$ (302)
Depreciation and amortization	2,054	2,110	1,967
Provision for losses on accounts receivable	102	149	93
Share-based and long-term incentive compensation expense	41	36	15
Deferred income tax expense	282	157	46
Gains from asset dispositions and exchanges	(479)	-	-
Call premiums paid on debt redemptions	(129)	-	-
Loss on early extinguishment of debt	66	-	-
Amortization of long-term debt premiums, net	(51)	(68)	(80)
Loss on disposal of property, plant and equipment	293	141	120
Litigation	-	37	-
Contract terminations	(5)	15	96
Other changes in assets and liabilities:			
Accounts and notes receivable	(53)	(475)	(106)
Inventories and other current assets	(711)	(51)	(98)
Deferred purchase price from sale of receivables	-	(69)	(117)
Accounts payable and other current liabilities	(474)	(268)	(1,016)
Non-current assets and liabilities, net	73	5	(159)
Other, net	65	(168)	83
Net cash provided by operating activities	**1,280**	**1,268**	**542**
Investing activities			
Capital expenditures - network and other	(1,121)	(529)	(473)
Capital expenditures - leased devices	(497)	(395)	(405)
Expenditures relating to FCC licenses	(13)	(37)	(15)
Change in short-term investments, net	1,095	(3,095)	(1,304)
Proceeds from sales of assets and FCC licenses	101	93	27
Other, net	(3)	(68)	(25)
Net cash used in investing activities	**(438)**	**(4,031)**	**(2,195)**
Financing activities			
Proceeds from debt and financings	902	4,136	3,255
Repayments of debt, financing and capital lease obligations	(2,121)	(2,151)	(294)
Debt financing costs	-	(86)	(175)
Other, net	(15)	27	6
Net cash (used in) provided by financing activities	**(1,234)**	**1,926**	**2,792**
Net (decrease) increase in cash and cash equivalents	**(392)**	**(837)**	**1,139**
Cash and cash equivalents, beginning of period	2,870	3,707	2,641
Cash and cash equivalents, end of period	$ 2,478	$ 2,870	$ 3,780

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter to Date		
	6/30/17	3/31/17	6/30/16
Net cash provided by operating activities	$ 1,280	$ 1,268	$ 542
Capital expenditures - network and other	(1,121)	(529)	(473)
Capital expenditures - leased devices	(497)	(395)	(405)
Expenditures relating to FCC licenses, net	(13)	(37)	(15)
Proceeds from sales of assets and FCC licenses	101	93	27
Other investing activities, net	(3)	(6)	(25)
Free cash flow*	$ (253)	$ 394	$ (349)
Net proceeds (repayments) of financings related to devices and receivables	492	(314)	815
Adjusted free cash flow*	$ 239	$ 80	$ 466

**Certain prior period amounts have been reclassified to conform to the current period presentation.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Millions)

	6/30/17	3/31/17
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,478	$ 2,870
Short-term investments	4,349	5,444
Accounts and notes receivable, net	4,089	4,138
Device and accessory inventory	979	1,064
Prepaid expenses and other current assets	601	601
Total current assets	12,496	14,117
Property, plant and equipment, net	18,866	19,209
Goodwill	6,578	6,579
FCC licenses and other	41,074	40,585
Definite-lived intangible assets, net	3,075	3,320
Other assets	1,235	1,313
Total assets	**$ 83,324**	**$ 85,123**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,616	$ 3,281
Accrued expenses and other current liabilities	3,830	4,141
Current portion of long-term debt, financing and capital lease obligations	5,125	5,036
Total current liabilities	11,571	12,458
Long-term debt, financing and capital lease obligations	34,459	35,878
Deferred tax liabilities	14,701	14,416
Other liabilities	3,578	3,563
Total liabilities	**64,309**	**66,315**
Stockholders' equity		
Common stock	40	40
Paid-in capital	27,761	27,756
Accumulated deficit	(8,378)	(8,584)
Accumulated other comprehensive loss	(408)	(404)
Total stockholders' equity	19,015	18,808
Total liabilities and stockholders' equity	**$ 83,324**	**$ 85,123**

NET DEBT* (NON-GAAP) (Unaudited)
(Millions)

	6/30/17	3/31/17
Total debt	$ 39,584	$ 40,914
Less: Cash and cash equivalents	(2,478)	(2,870)
Less: Short-term investments	(4,349)	(5,444)
Net debt*	**$ 32,757**	**$ 32,600**

SCHEDULE OF DEBT (Unaudited)

(Millions)

		6/30/17
ISSUER	**MATURITY**	**PRINCIPAL**
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
Sprint Corporation		**10,500**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC and Sprint Spectrum Co III LLC		
3.36% Senior secured notes due 2021	09/20/2021	3,500
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC and Sprint Spectrum Co III LLC		**3,500**
Sprint Communications, Inc.		
Export Development Canada secured loan	12/17/2019	300
8.375% Senior notes due 2017	08/15/2017	912
9% Guaranteed notes due 2018	11/15/2018	1,800
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
9.25% Secured debentures due 2022	04/15/2022	200
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**8,992**
Sprint Capital Corporation		
6.9% Senior notes due 2019	05/01/2019	1,729
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**6,204**
Clearwire Communications LLC		
8.25% Exchangeable notes due 2040 [a]	12/01/2017	629
Clearwire Communications LLC		**629**
Credit facilities		
Secured equipment credit facilities	2020 - 2021	430
Secured term loan	02/03/2024	3,990
Credit facilities		**4,420**
Accounts receivable facility	11/19/2018	**2,604**
Financing obligations	2017 - 2021	**2,190**
Capital leases and other obligations	2017 - 2024	**541**
Total principal		**39,580**
Net premiums and debt financing costs		**4**
Total debt		**$ 39,584**

[a] $629 million Clearwire 8.25% Exchangeable Notes due 2040 have both a par call and put in December 2017.

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of products but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as equipment revenue at the point of sale and the cost of the device is recognized as cost of products. During the three-month period ended June 30, 2017, we leased devices through our Sprint direct channels totaling approximately $850 million, which would have increased cost of products and reduced EBITDA* if they had been purchased under our subsidized program. Also, during the three-month period ended June 30, 2017, the equipment revenue derived from customers electing to finance their devices through device leasing or installment billing programs in our direct channel was 58%.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable.

(2) During the first quarter of fiscal year 2017, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans. Additionally, the company recorded a pre-tax non-cash gain related to spectrum swaps with other carriers.

(3) Severance and exit costs consist of lease exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under the company's backhaul access contracts for which the company will no longer be receiving any economic benefit, and severance costs associated with reduction in its work force.

(4) During the first quarter of fiscal year 2017, we recorded a $5 million gain due to reversal of a liability recorded in relation to the termination of our relationship with General Wireless Operations, Inc. (Radio Shack). During the fourth quarter of fiscal year 2016, we terminated our relationship with Radio Shack and incurred net contract termination charges of approximately $27 million primarily related to cash termination payments and write-downs of leasehold improvements at associated retail stores that were shut down as of March 31, 2017. During the first quarter of fiscal year 2016, contract terminations primarily relate to the termination of our pre-existing wholesale arrangement with NTELOS Holding Corp.

(5) During the first quarter of fiscal year 2017, we recorded a $55 million reduction in legal reserves related to favorable developments in pending legal proceedings. During the fourth quarter of fiscal year 2016, litigation and other contingencies consist of unfavorable developments associated with legal matters as well as federal and state matters such as sales, use or property taxes.

(6) Sprint is no longer reporting Lifeline subscribers due to recent regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale Lifeline mobile virtual network operators (MVNO). The table reflects the reclassification of the related Assurance Wireless prepaid revenue from Prepaid service revenue to Wholesale, affiliate and other revenue of $82 million, $85 million and $91 million for the three months ended June 30, 2017, March 31, 2017 and June 30, 2016, respectively. Revenue associated with subscribers through our wholesale Lifeline MVNO's continue to remain in Wholesale, affiliate and other revenue following this change.

*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average postpaid customer billings per account as it approximates the expected cash collections, including installment plan billings and lease revenue, per postpaid account each month.

Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average postpaid phone customer billings as it approximates the expected cash collections, including installment plan billings and lease revenue, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments, including changes in restricted cash, if any, and excluding the sale-leaseback of devices and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents, short-term investments and, if any, restricted cash. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, cost reductions, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2017. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 53.7 million connections as of June 30, 2017 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Sprint has been named to the Dow Jones Sustainability Index (DJSI) North America for the past five years. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.